UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:  000-52293

SKY Digital Stores Corp.
(Exact name of registrant as specified in its charter)

8/F, South Block, Resources Tech Building,
1 Song Ping Shan Road, High-tech Industrial Park,
Nanshan District, Shenzhen, P.R.C. 518057

86 755 82718088
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 132

Pursuant to the requirements of the Securities Exchange Act of 1934, SKY Digital Stores Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SKY Digital Stores Corp.

Date: November 29, 2012	By:	/s/ Lin Xiangfeng
Name: Lin Xiangfeng
Title: Chief Executive Officer and Chairman